UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GRAFTECH INTERNATIONAL LTD.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

384313201

(CUSIP Number)

Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
212-446-4840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,358 shares
	8	SHARED VOTING POWER
6,198,383 shares
	9	SOLE DISPOSITIVE POWER
2,559,358 shares
	10	SHARED DISPOSITIVE POWER
6,198,283 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
8,757,741 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Milikowsky.Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
4,941,023 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
4,941,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,941,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Daniel & Sharon Milikowsky Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
1,257,360 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
1,257,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,257,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
4

CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nathan Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,415,361 shares
	8	SHARED VOTING POWER
87,360 shares (1)
	9	SOLE DISPOSITIVE POWER
6,415,361 shares
	10	SHARED DISPOSITIVE POWER
87,360 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,502,721 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Excludes 760,760 shares held by an entity beneficially owned by Nathan Milikowsky’s wife.

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Rebecca and Nathan Milikowsky Family Foundation
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
87,360 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
87,360 shares
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
87,360 shares
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NM GTI Investments LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,239, 204 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
6,239, 204 shares
	10	SHARED DISPOSITIVE POWER
0 shares
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,239,204 shares
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS
IN
7

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D amends and restates or amends and supplements, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer by Daniel Milikowsky and Nathan Milikowsky filed with the Securities and Exchange Commission on December 10, 2010, as amended by Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2014, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on January 24, 2014, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 8, 2014 and by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information immediately after the last paragraph thereof:

As part of the Reporting Person’s continuing discussions or communications with the Issuer’s management, board of directors and shareholders, and public statements, relating to the Issuer’s upcoming annual meeting, the Reporting Person has used a presentation (the “Presentation”). A copy of the Presentation is filed herewith as Exhibit 1 and incorporated herein by reference, and any descriptions herein of the Presentation are qualified in their entirety by reference to the Presentation filed herewith.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 - Presentation

8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	March 11, 2014

/s/ Daniel Milikowsky
Daniel Milikowsky

/s/ Nathan Milikowsky
Nathan Milikowsky

NM GTI Investments LLC

/s/ Nathan Milikowsky
By: Nathan Milikowsky
Title: Member

The Rebecca and Nathan Milikowsky Family Foundation

/s/ Nathan Milikowsky
By: Nathan Milikowsky
Title: Trustee

Daniel Milikowsky Family Holdings, LLC

/s/ Daniel Milikowsky
By: Daniel Milikowsky
Title: Investment Manager

The Daniel and Sharon Milikowsky Family Foundation, Inc.

/s/ Daniel Milikowsky
By: Daniel Milikowsky
Title: President